DEJOUR ENTERPRISES LTD.:                                                       AMEX:  “DEJ”/ TSX-V: “DE J ”

FOR RELEASE:                                                                                                         May 24 , 2007

Dejour Raises $10 million, Closes Private Placement

May 24, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (DEJ:AMEX, DEJ:TSX-V,  and D5R: Frankfurt)  - Robert L. Hodgkinson is pleased to announce that  Dejour is closing its  $2.65 unit private placement subject to exchange approval. The proceeds of CDN $ 10 million, represents the single largest individual equity financing completed to date by the Company. Dejour’s current balance sheet is very strong with net usable working capital in excess of CDN $23 million. Insiders purchased 171,000 units of this issue.

Management believes that based on preliminary development plans for its initial two natural gas discoveries in the Peace River Arch area of Alberta /BC and the anticipated accelerated cash flow expected from their development, the Company will have access to attractive financing strategies, if and when required, that offer greater shareholder leverage to finance ongoing active North American E&P activities and create a capital pool for strategic acquisitions.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

Dejour has significant holdings in three of the world's premiere energy resource regions. This includes 288,000 gross (60,000 net) acres in the Piceance and Uinta Basins, a vast natural gas play in North America; and a major interest in Titan Uranium Inc. (TSX-V: TUE), with 1.44 million acres in the Athabasca and Thelon Basins, the world's most recognized areas for uranium exploration. Finally, the company is pursuing high impact natural gas opportunities in Canada's Western Sedimentary Basin, known as the Peace River Arch Projects, comprised of 49,000 gross acres.

The Company is listed on the AMEX: (DEJ), TSX Venture Exchange (DEJ), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com